UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

April 26, 2019

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In the Matter of

Milost International Inc.
48 Wall Street, Level 11
New York, NY 10005

File No. 333-217030

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ORDER DECLARING POST-EFFECTIVE AMENDMENT TO A REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

Milost International Inc. filed with the Commission a post-effective amendment to a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The post-effective amendment to the registration statement has been on file for more than nine months and has not yet become effective.

Milost International Inc. has failed to respond to notice under Rule 479 that the post-effective amendment to the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the post-effective amendment to the registration statement be declared abandoned on April 26, 2019.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa A. Countryman
Acting Secretary